EXHIBIT 99.1

O2Micro to Present at Stifel 2021 Virtual Cross Sector Insight Conference

GEORGE TOWN, Grand Cayman, June 08, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, announced that the company will participate in the Stifel 2021 Virtual Cross Sector Insight Conference the week of June 7th, 2021. The company’s leadership is scheduled to present on Thursday, June 10th at 4PM Eastern. Additional information can be found at https://www.stifel.com/

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com